UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YULONG ECO-MATERIALS LIMITED

(Name of Issuer)

Ordinary Shares, par value US$0.00125 per share

(Title of Class of Securities)

G98847117

(CUSIP Number)

Yulong Zhu

Eastern End of Xiwuzhuang Village, Jiaodian Town,

Xinhua District, Pingdingshan, Henan Province

People’s Republic of China

Tel: + 86-375-888-8588

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2015

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G98847117

1.	NAME OF REPORTING PERSON: Yulong Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,871,533 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,871,533 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,871,533 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.04% (1)
14.	TYPE OF REPORTING PERSON IN

(1) Based on 11,869,938 Ordinary Shares, par value $0.00125 per share, issued and outstanding as of July 1, 2015.

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ITEM 1.	SECURITIES AND ISSUER

This Schedule 13D relates to the Ordinary Shares, par value US$0.00125 per share (“Ordinary Shares”) of Yulong Eco-Materials Limited (the “Issuer”) that are listed on the Nasdaq Capital Market under the ticker symbol “YECO.” The address of the principal executive office of the Issuer is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China.

Item 2.	Identity and Background

(a)             This Schedule 13D is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulation D-G under the Act: Yulong Zhu (the “Reporting Person”).

(b)             The Reporting Person’s business address is Eastern End of Xiwuzhuang Village, Jiaodian Town, Xinhua District, Pingdingshan, Henan Province, People’s Republic of China.

(c)             The principal occupation of the Reporting Person is that of Chief Executive Officer of the Issuer. The Reporting Person also serves as the Chairman of the Issuer’s Board of Directors.

(d) – (e)    During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and  (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             The Reporting Person is a citizen of the People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Person acquired the 4,064,465 Ordinary Shares covered by this Schedule 13D prior to the closing of the Issuer’s initial public offering, pursuant to a Share Exchange Agreement by and among the Issuer, China Xing De (BVI) Limited, a company incorporated under the laws of the British Virgin Islands (“Yulong BVI”), and each of the shareholders of Yulong BVI (the “BVI Shareholders”), dated December 22, 2011, which BVI Shareholders included the Reporting Person. Pursuant to the Share Exchange Agreement, the ordinary shares of Yulong BVI held by the Reporting Person were exchanged for 4,064,465 Ordinary Shares of the Issuer on December 22, 2011, the closing date of the Share Exchange Agreement.

The Reporting Person acquired the remaining 807,068 Ordinary Shares covered by this Schedule 13D under that certain Indebtedness Conversion Agreement dated February 27, 2015 (the “Conversion Agreement”) that the Reporting Person entered into with the Issuer, pursuant to which the Reporting Person agreed to convert $5,044,174 of related party indebtedness owed to the Reporting Person by the Issuer’s consolidated affiliated entities into Ordinary Shares of the Issuer at a conversion price equal to the Issuer’s initial public offering price per share. Pursuant to the Conversion Agreement, the closing of such conversion transaction was to occur concurrently with closing of the Issuer’s initial public offering. On July 1, 2015, the closing date of the Issuer’s initial public offering, 807,068 Ordinary Shares of the Issuer were issued to the Reporting Person pursuant to the Conversion Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person acquired the Ordinary Shares covered by this Schedule 13D for long-term investment purposes and intends to review his investment in the Issuer on a continuous basis. As the Reporting Person is the Issuer’s Chief Executive Officer and is also the Chairman of the Issuer’s board of directors, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. Except as set forth in this Schedule 13D, the Reporting Person has no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Person may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)           The aggregate number and percentage of class of securities identified pursuant to Item 1 that are beneficially owned by the Reporting Person named in Item 2 may be found in rows 11 and 13 of the Cover Pages of the Schedule 13D, which hereby is incorporated by reference.

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(b)            The powers that the Reporting Person identified in the preceding paragraph have relative to the Ordinary Shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to the Reporting Person, which hereby is incorporated by reference.

(c)            All transactions in the class of securities reported on that were effected by any person named in Item 5(a) during the past 60 days may be found in Item 3 of this Schedule 13D, which is incorporated herein by reference.

(d)            Not applicable.

(e)            Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person entered into a Lock-up Agreement with Axiom Capital Management Inc. (the “Representative”), the representative of the underwriters of the Issuer’s initial public offering, pursuant to which the Reporting Person agreed, with certain exceptions, not to sell or transfer any of his Ordinary Shares or securities convertible into, exchangeable or exercisable for Ordinary Shares for a period of 360 days after June 29, 2015 (date of the prospectus) without first obtaining the Representative’s written consent. Specifically, the Reporting Person agreed not to directly or indirectly: (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or (b) enter into any hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any transaction described in (a) or (b) is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. The foregoing description of the Lock-up Agreement is not complete. The form of the Lock-up Agreement is attached to this Schedule 13D and is incorporated by reference into this Schedule 13D.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Indebtedness Conversion Agreement between the Issuer and Yingtao Miao, Guangjiang Zhu, Hu Zhu, Lei Zhu and Yulong Zhu, dated as of February 27, 2015 (1)

99.2	Lock-up Agreement by and between Axiom Capital Management Inc. and the Reporting Person dated February 11, 2015 (2)

(1)	Incorporated by reference to Exhibit 10.33 attached to the Company’s Registration Statement on Form S-1/A (Amendment No. 2) filed with the SEC on March 2, 2015.

(2)	Incorporated by reference to Exhibit 10.29 attached to the Company’s Registration Statement on Form S-1/A (Amendment No. 1) file with the SEC on February 13, 2015, which contains the form of such document.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2015	yulong zhu

/s/ Yulong Zhu
Yulong Zhu

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